

November 22, 2010

Mr. David G. Burke
Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, MI 48034

      **Re:    Diversified Restaurant Holdings, Inc.**
           **Forms 10-K and 10-K/A for the fiscal year ended December 27, 2009**
           **Forms 10-Q for the fiscal quarters ended March 28, 2010 and June 27, 2010**
           **Form 8-K/A, filed November 3, 2010**
           **File No. 000-53577**

Dear Mr. Burke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed November 3, 2010

1.      We have read your response to comment two and note that you filed an amended Form 8-K on November 3, 2010, to reflect the issuance of the promissory notes for the acquired affiliated restaurants within your pro forma financial statements filed as Exhibit 99.2. It is unclear why you reflected the issuance of these notes within the historical financial statements of the acquired affiliated restaurants as opposed to a pro forma adjustment. Please amend your pro forma financial statements accordingly.

Form 10-Q for the quarter ended March 28, 2010

2.      We have read your response to comment four and note your representation of your restatement. We await your amendments.

3.     Please also tell us how the restatement impacts your conclusion over the effectiveness of your disclosure control and procedures for the respective periods.

You may contact Yolanda Crittendon at (202) 551-3472 or me at (202) 551-3413 if you have any questions.

Sincerely,


Cicely L. LaMothe
Accounting Branch Chief